Exhibit 99.1

313995 PRESS RELEASE

AEGON-CNOOC MARKS OPENING BEIJING BRANCH

The Hague, May 17, 2004 – AEGON N.V. has announced that AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. with the Chinese National Offshore Oil Corporation (CNOOC), today officially marked the opening of its Beijing branch.

Following the launch of AEGON-CNOOC’s headquarters in Shanghai in May 2003, Beijing is the first branch office in China.

According to Donald J. Shepard, CEO of AEGON N.V., “We are delighted with the success of AEGON-CNOOC’s operations in Shanghai over the past three years, success that has been largely driven by the strong and committed partnership between CNOOC and AEGON. We are confident that the foundation we have established will enable AEGON-CNOOC to succeed in Beijing and further develop the significant opportunities across China in the coming years.”

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON N.V.

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